UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Equus Total Return, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294766100

(CUSIP Number)

Kenneth I. Denos
MCC Europe Limited
 10757 So. River Front Pkwy
Suite 125
South Jordan, UT 84095

(801) 816-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note:                      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MCC Europe Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,273,252
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,273,252
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Moore, Clayton & Co., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,273,252
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,273,252
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Anthony R. Moore
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,273,252
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,273,252
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Sharon Clayton
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,273,252
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,273,252
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Kenneth I. Denos
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,273,252
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,273,252
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.                                Security and Issuer

This statement on Schedule 13D relates to the shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”).  The principal executive offices of the Fund are located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Item 2.                                Identity and Background

This statement is being filed jointly by: MCC Europe Limited (“MCCE”), Moore, Clayton & Co., Inc. (“MCC”), MCC Global N.V (“MCC Global”) Anthony R. Moore, Sharon Clayton and Kenneth I. Denos (the “Reporting Persons”).

MCCE is organized under the laws of the United Kingdom.  Its principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.  MCCE provides business consulting services in the United Kingdom.  MCCE is a wholly-owned subsidiary of MCC.

MCC is organized under of the laws of the state of Delaware and is the parent company of, among other entities, (a) MCCE and (b) the Fund’s investment manager, Moore, Clayton Capital Advisors Inc. (“MCCA”). MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCC Global is organized under the laws of The Netherlands and is the parent company of MCC. MCC Global’s principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.  The firm is an international private equity investment and advisory firm with offices in San Francisco, New York, London and Amsterdam.

Anthony R. Moore is the Chairman of the Supervisory Board of MCC Global and owns 16.37% of the voting equity in MCC Global.  Mr. Moore’s business address is 8th Floor, 7 Farm St, London W1J 5RX United Kingdom..  Mr. Moore is a citizen of the United Kingdom and the United States of America.

Sharon Clayton is Chairman of the Management Board of MCC Global and owns 17.68% of the voting equity in MCC Global. Her business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.  Ms. Clayton is a citizen of the United States of America.

Kenneth I. Denos is the CEO of MCC Global and the CEO of the Fund and MCCA.  He owns 8.62% of the voting equity in MCC Global.  His business address is 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.  Mr. Denos is a citizen of the United States of America.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of Mr. Moore, Ms. Clayton, Mr. Denos and the other executive officers, directors and control persons of each of MCC Global, MCCE and MCC.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amount of Funds or Other Consideration

MCCA issued two promissory notes in the amount of $1,563,636 collectively to Sam P. Douglass, Trustee of Douglass Trust IV for the benefit of S. Preston Douglas, Jr. and Trustee of Douglass Trust IV for the benefit of Brooke Douglass (the “Noteholders”) on October 31, 2005.  As security for the promissory notes, MCCA pledged 189,716 shares of the Fund (the “Shares”) held by MCCE.  On September 27, 2007, MCCA and the Noteholders entered into a Note Payment and Satisfaction Agreement (the “Agreement”), attached herewith as Exhibit “C”.  MCCA agreed to transfer the Shares to the Noteholders and issue two new promissory notes in the aggregate principal amount of $297,280.94.

Item 4.                                Purpose of Transaction

The purpose of disposal of the Shares was to settle with the Noteholders.  All of the shares disposed of were originally acquired by MCCE for investment purposes.  Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5.                                Interests in Securities of the Issuer

(a)  The Reporting Persons beneficially own 1,273,252 shares of Common Stock, which represent approximately 15.4% of the issued and outstanding shares of Common Stock.

(b)  The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 1,273,252 shares of Common Stock, which represent approximately 15.4% of the outstanding shares of Common Stock.

(c)  During the past 60 days, the Reporting Person have not purchased any shares of the Fund.

(d)  No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)  Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with respect to

Securities of the Issuer.

MCCA is the investment adviser to the Fund pursuant to an investment management agreement dated June 30, 2005.

Item 7.                                Materials to be filed as Exhibits.

Exhibit A.                      Officers and Directors of MCC and MCCE

Exhibit B.                      Joint Filing Agreement

Exhibit C.                      Note Payment and Satisfaction Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCC GLOBAL N.V.

By: /s/ Kenneth I. Denos*
Name:                  Kenneth I. Denos
Title:                 Chief Executive Officer

MCC EUROPE LIMITED

By: /s/ Kenneth I. Denos*
Name:                  Kenneth I. Denos
Title:                 Director

MOORE, CLAYTON & CO., INC.

By: /s/ Kenneth I. Denos*
Name:                  Kenneth I. Denos
Title:                 Chief Executive Officer

ANTHONY R. MOORE

By: /s/ Anthony R. Moore*

SHARON CLAYTON

By: /s/ Sharon Clayton*

KENNETH I. DENOS

By: /s/ Kenneth I. Denos*

EXHIBIT A

Officers and Directors of MCC Global, MCC and MCCE

MCCE and MCC are wholly-owned subsidiaries of MCC Global, and therefore MCC Global ultimately controls MCC and MCCE. The name, business address, present principal occupation, and citizenship of each director, executive officer and control person of MCCE, and each executive officer and director of MCC Global, are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Anthony R. Moore 8th Floor, 7 Farm St, London W1J 5RX United Kingdom
MCC GLOBAL
Chairman of the Supervisory Board.  Mr. Moore owns 16.37% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

MCC
Chairman of the Board.  MCC is a wholly owned subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE
Chairman of the Board.  MCCE provides business consulting services in the United Kingdom.  MCCE is wholly owned by MCC.  MCCE’s principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

MCCA
Chairman of the Board and President.  MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus Total Return, Inc.
Chairman of the Board and President.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United Kingdom and United States of America

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Sharon Clayton 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095
MCC GLOBAL
Chairman of the Management Board.  Ms. Clayton owns 17.68% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

MCC
Director.  MCC is a wholly owned subsidiary of MCC Global.  MCC’s principal office is located at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

MCCE
Director.  MCCE provides business consulting services in the United Kingdom.  MCCE is wholly owned by MCC.  MCCE’s principal office is located at Aurora House, 5-6 Carlos Place, London W1K 3AP United Kingdom.

MCCA
Director and Executive Vice-President.  MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund.  MCCA’s principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

Equus Total Return, Inc.
Vice Chairman.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United States of America

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Kenneth I. Denos 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095
MCC Global
Chief Executive Officer and Management Board Director.  Mr. Denos owns 8.62% of the voting equity in MCC Global.  MCC Global is an international private equity investment and advisory firm.  MCC Global’s principal office is 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

MCC
Chief Executive Officer and Director.  MCC is a wholly owed subsidiary of MCC Global.  MCC’s principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

MCCE
Director.  MCCE provides business consulting services in the United Kingdom.  MCCE’s principal office is located at 8th Floor, 7 Farm St, London W1J 5RX United Kingdom.

MCCA
Chief Executive Officer and Director.  MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund.  MCCA’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus Total Return, Inc.
Chief Executive Officer.  Equus Total Return, Inc. is a closed-end fund, business development company, and is listed on the New York Stock Exchange.  Equus Total Return’s principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United States of America

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on September 28, 2007.

MCC GLOBAL N.V.

By: /s/ Kenneth I. Denos*
Name:  Kenneth I. Denos
Title:  Chief Executive Officer

MCC EUROPE LIMITED

By: /s/ Kenneth I. Denos*
Name:                  Kenneth I. Denos
Title:                 Director

MOORE, CLAYTON & CO., INC.

By: /s/ Kenneth I. Denos*
Name:                  Kenneth I. Denos
Title:                 Chief Executive Officer

ANTHONY R. MOORE

By: /s/ Anthony R. Moore*

SHARON CLAYTON

By: /s/ Sharon Clayton*

KENNETH I. DENOS

By: /s/ Kenneth I. Denos*

Exhibit C
Note Payment and Satisfaction Agreement

September 27, 2007

Moore Clayton Capital Advisers, Inc.
10757 South Riverfront Parkway, Suite 125
South Jordan, Utah 84095

Gentlemen:

The undersigned (the “Noteholders”) own and hold your two Replacement Promissory Notes, consecutively numbered 1 and 2, dated October 31, 2005, payable to the respective Noteholders in the original principal amount of $1,563,636.36 each (together, the “Notes”), which are secured by (i) 189,716 shares (the “Equus Pledged Shares”) of common stock of Equus Total Return, Inc. (“Equus”) pledged under an Amended and Restated Security Agreement dated as of October 31, 2005, between Moore Clayton & Co., Inc. (“MCC”) and the Noteholders (the “MCC Security Agreement”), and (ii) 399,878 shares (the “Old MCC Pledged Shares”) of common stock of MCC pledged by Ken Denos (“Denos”) under a Security Agreement dated as of October 31, 2005, between Denos and the Noteholders (the “Original Denos Security Agreement”).

This letter (this “Agreement”) sets forth the terms and conditions under which you and the Noteholders have agreed to the payment and other satisfaction in full of the Notes and the surrender of the Notes to you.

1.           Payment and Satisfaction.  On September 27, 2007 (the “(Payoff Date”), in full payment and satisfaction of the Notes, you will:

(i)  transfer, assign and convey to the Noteholders, ratably in equal one-half shares, all of the Equus Pledged Shares; and

(ii)  issue and deliver to the Noteholders two promissory Notes (the “Shortfall Notes”), each in substantially the form of Exhibit A attached hereto, in the aggregate principal amount of $297,280.94, or $148,640.47 principal amount each.

2.           Security for Shortfall Notes.  The Shortfall Notes, together with two additional promissory notes of even date herewith issued by you to the Noteholders in a separate but related transaction, aggregating $63,148 in original principal amount (the “Dividend Notes,” and together with the Shortfall Notes, the “New Notes”) shall be ratably secured by (i) a pledge by MCC of the securities listed on Exhibit B attached hereto (the “Pledged Securities”) under a Security Agreement-Pledge in substantially the form of Exhibit C attached hereto (the “New MCC Security Agreement”) and (ii) a pledge of 6,973,872 ordinary shares (the “MCC Pledged Shares”) in the share capital of MCC Global, N.V. under a Security Agreement, in substantially the form of Exhibit D attached hereto, to be entered into between Denos and the Noteholders on the Payoff Date (the “New Denos Security Agreement”).

3.           Deliveries Upon Payoff.  To consummate the payment, satisfaction and surrender of the Notes, on the Payoff Date:

(i)  you shall deliver to the Noteholders all certificates representing the Equus Pledged Shares (unless they are already in the possession of the Noteholders pursuant to the MCC Security Agreement), together with duly executed stock powers, with signature guaranteed in accordance with all requirements of Equus’ transfer agent, authorizing transfer thereof to the Noteholders, ratably in equal one-half shares, on the stock transfer records of  Equus and its transfer agent;

(ii)  you shall issue and deliver, or cause to be issued and delivered, the Shortfall Notes, the New MCC Security Agreement and the Pledged Securities, accompanied by stock powers only executed in blank, and the Restated Denos Security Agreement;

(iii)  the Noteholders shall surrender and delivery to you the Notes, each marked “Paid and Satisfied in Full;”

(iv)  the Noteholders shall surrender and deliver to Denos the Old MCC Shares, and receive the New Denos Security Agreement executed by Denos.

4.           Your Representations.  To induce the Noteholders to enter into this Agreement and to surrender and deliver the Notes to you, you represent and warrant to the Noteholders that:

(i)  you are the record and beneficial owner of the Equus Pledged Shares, free and clear of all liens and security interests other than those securing the Notes;

(ii)  you are the record and beneficial owner of the Pledged Securities, free and clear of all liens and security interests other than those securing the Shortfall Notes;

(iii)  the transactions contemplated herein have been approved by your board of directors, and you have the absolute and unconditional right power and authority to enter into this Agreement, to transfer the Equus Pledged Shares to the Noteholders to issue the Shortfall Notes, the execute and deliver the New MCC Security Agreement, and to pledge the Pledged Securities as therein provided;

(iv)  the Agreement is, and when executed and delivered by you as herein provided, the Shortfall Notes and the New MCC Security Agreement will be, legally binding on you and enforceable against you in accordance with its terms; and

(v)  neither the execution, delivery nor performance by you of this Agreement, the Shortfall Notes or the New MCC Security Agreement will result in a violation or breach of any term or provision of, or constitute a default under, your certificate of incorporation or bylaws or any mortgage, indenture, deed of trust, loan or credit agreement, or other contract or agreement to which you are a party or by which you are bound, or any order writ injunction or decree of any court or other governmental body.

5.  Representations of Noteholders.  To induce you to enter into this Agreement and to pay and satisfy the Notes, the Noteholders represent and warrant to you that:

(i)  the trustee of the respective Noteholders, acting on behalf of the respective  Noteholders, has the absolute and unconditional right, power and authority to enter into this

Agreement and to accept payment for and satisfaction of the Notes and surrender them to you as herein provided and to acquire the Equus Pledged Shares;

(ii)  this Agreement is legally binding on the Noteholders and enforceable against them in accordance with its terms;

(iii)  neither the execution, delivery nor performance by the Noteholders of this Agreement will result in a violation or breach of any term or provision of, or constitute a default under, any trust agreement or instrument creating or governing a Noteholder or any mortgage, indenture, deed of trust, loan a credit agreement or other contract or agreement to which either Noteholder is a party or by which either Noteholder is bound, or any order, writ, injunction or decree of any court or other governmental body.

6.  Prepayment of Notes.  If any of the 1,177,328 shares (the “Elliot Pledged Shares”) of common stock of Equus owned by MCC or any affiliate of MCC, including MCC Global, N.V., and pledged to Elliot Advisors, L.P. (“Elliot”), shall be sold, then within three business days of the consummation of such sale, you shall apply to the ratable prepayment of the New Notes an amount (not to exceed the unpaid principal balance of the Shortfall Notes and accrued interest thereon) equal to the excess of the aggregate sales price of the Elliot Pledged Shares over the sum of (i) any brokerage fee or commission payable in respect of such sale and (ii) that portion of the sales proceeds which you, MCC or any affiliate of MCC is contractually obligated to pay, or, if less, which is paid, to Elliot to reduce indebtedness to Elliot. Any such prepayment shall be applied first to interest accrued on the New Notes through the date of prepayment, then to principal on the Shortfall Notes, then to principal on the Dividend Notes.

7.  Survival and Indemnification.  The representations and warranties made in Sections 4 and 5 of this Agreement shall survive the consummation of the transactions contemplated in this Agreement.  Each party shall indemnify the other party or parties against all damages, losses, costs and expenses based on or arising out of any untrue or inaccurate representation or warranty made herein by such party.

8.  Miscellaneous.

(a)   Assignment; Binding Effect.  This Agreement may not be assigned by any of its parties.  Subject to the preceding sentence, this Agreement shall be binding upon the parties and their respective successors and assigns.

(b)  Legal Fees.  You agree to pay one-half of the legal fees incurred by the Noteholders in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated herein.

(c)  Counterparts.  This Agreement may be executed in counterparts which together shall constitute a single agreement.

(d)  Governing Law; Jurisdiction.  This Agreement shall be governed by the internal laws of the Sate of Texas without regard to its conflict of law rules.  The parties irrevocably consent to the non-exclusive jurisdiction of the courts of the State of Texas in connection with any dispute between or among them arising under this Agreement.

If the foregoing accurately sets forth our agreement concerning the payment and satisfaction of the Notes, please so indicate by signing and returning to the Noteholders a copy of this letter.

Very truly yours,

/s/ Sam P. Douglass
Sam P. Douglass, Trustee of Douglass Trust IV for the benefit of S. Preston Douglas, Jr. and Trustee of Douglass Trust IV for the benefit of Brooke Douglass

Agreed to and Accepted
on September 27, 2007

Moore Clayton Capital Advisers, Inc.

By: /s/ Kenneth I. Denos
Name: Kenneth I. Denos
Title: Chief Executive Officer